EXHIBIT 14

ANTs software inc. Code of Ethics

All Employees, Directors, and Officers of the Company, including the Company's principal executive officer, principal financial officer, controller or persons deemed to be performing similar critical financial and accounting functions, must comply with the ANTs software inc. Code of Ethics (the "Code of Ethics"). The Company adopted the Code of Ethics pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted thereunder by the Securities and Exchange Commission ("SEC"). The Code of Ethics includes standards that are reasonably designed to deter wrongdoing and to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and (v) accountability for adherence to the code.

Honest and Ethical Conduct

Employees, Directors and Officers shall:

  Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.
  Maintain an appropriate level of professional competence by ongoing development of their knowledge and skills.
  Strive to apply high ethical, moral and legal principles in every aspect of their business dealings with other employees, consultants, the public, the business community, shareholders, customers, suppliers and governmental and regulatory authorities.
  Avoid actual or apparent conflicts of interest and disclose to the Chief Executive Officer or the Audit Committee (as appropriate) any potential conflict.
  Refrain from engaging in any activity that would prejudice their ability to carry out their duties ethically.
  Refuse any gift, favor, or hospitality that would influence or would appear to influence their actions.
  Refrain from either actively or passively subverting the attainment of the Company's legitimate and ethical objectives.
  Recognize and communicate to the Chief Executive Officer or the Audit Committee (as appropriate) professional limitations or other constraints that would preclude responsible judgment or successful performance of an activity.
  Comply with the Company's Insider Trading Policy and Investor Relations and Public Communication Policy.
  Refrain from disclosing confidential information acquired in the course of their work except when authorized, unless legally obligated to do so.
  Refrain from using or appearing to use confidential information acquired in the course of their work for unethical or illegal advantage either personally or through third parties.
  Take all reasonable measures to protect the confidentiality of non-public information about the Company or its subsidiaries, if any, and their customers or suppliers obtained or created in connection with their activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation, or legal or regulatory process.

Full, Fair, Accurate and Timely Disclosure

Directors and Officers shall:

  Familiarize themselves with the disclosure requirements generally applicable to the Company.
  Promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.
  Provide full, fair, accurate, timely, and understandable disclosure in (i) reports that the Company files with, or submits to, the SEC or other regulators and (ii) other public communications made by the Company.

Employees, Directors and Officers shall:

  Not conceal a mistake in the Company's financial reporting. All mistakes must be fully disclosed and corrected promptly. Falsification of any Company record is strictly prohibited and will result in instant dismissal and possible criminal charges.
  Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, including to the Company's directors and auditors, and to governmental regulators and self-regulatory organizations.
  To the extent appropriate within his or her area of responsibility, consult with other officers and employees of the Company with the goal of promoting full, fair, accurate, timely and understandable disclosure in (i) the reports and documents the Company files with the SEC and (ii) other public communications made by the Company.

Compliance with Applicable Laws, Rules and Regulations

Employees, Directors and Officers shall comply with all applicable laws, rules and regulations, including without limitation, governmental laws, rules and regulations.

Prompt Internal Reporting of Violations of the Code of Ethics and Accountability for Adherence to the Code of Ethics

Each Employee, Director and Officer shall alert the Chief Executive Officer or the Audit Committee (as appropriate), whenever an illegal, dishonest or unethical act, or other violation of the Code of Ethics by another Director, Officer, employee or agent of the Company is discovered or suspected. Failure to report a known violation of this Code of Ethics is, in itself, a violation of this Code of Ethics. The Chief Executive Officer or the Audit Committee (as appropriate) will take all appropriate action to investigate any potential violations reported. If, after such investigation, the Chief Executive Officer or the Audit Committee believes that no violation has occurred, no further action is necessary. Any matter that the Chief Executive Officer or the Audit Committee believes is a violation will be reported to the Board of Directors of the Company. If the Board of Directors agrees that a violation has occurred, it shall determine the disciplinary actions to be taken against the person who violated the Code of Ethics. The disciplinary actions include without limitation, counseling, warnings, probations, suspensions, demotions, reductions in salary, or terminations of employment.

No Employee, Director or Officer will be penalized by the Company for reporting his or her discovery of such acts or for reporting suspicions of such acts provided that such Director or Officer is acting in good faith and is not a party to or responsible for such acts.

If an Employee, Director or Officer has information, concerns, or suspicions regarding any illegal or unethical conduct, and is uncertain if a reporting responsibility has arisen, then such Employee, Director or Officer should immediately contact a member of the Company's Audit Committee or the Company's outside Counsel for assistance in making such determination.

Waivers and Amendments to the Code of Ethics

The Audit Committee shall review and approve (i) any change or waiver in the Code of Ethics, and (ii) any disclosure made on Form 8-K or on the Company's Internet website regarding such change or waiver. Amendments and waivers shall be disclosed in compliance with applicable laws, rules and regulations.